UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13GA

Under the Securities Exchange Act of 1934
(Amendment No. 1)*


Aspen Group, Inc.

(Name of Issuer)


Common stock
(Title of Class of Securities)

04530L104

(CUSIP Number)

April 10, 2017

(Date of Event which Requires
Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

    [ ]  Rule 13d-1(b)
    [X]  Rule 13d-1(c)
    [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





1	Names of Reporting Persons

	Alvin Fund LLC

2	Check the Appropriate Box if a Member of a Group
				(a)	[ ]
	(See instructions)	(b)	[X]

3	SEC USE ONLY


4	Citizenship or Place of Organization

		Delaware

			5	Sole Voting Power

				1,032,716 shares

	NUMBER OF	6	Shared Voting Power
	SHARES
	BENEFICIALLY		0
	OWNED BY EACH
	REPORTING	7	Sole Dispositive Power
	PERSON WITH
				1,032,716 shares

			8	Shared Dispositive Power

				0

9	Aggregate Amount Beneficially Owned by each Reporting
Person

	1,032,716 shares

10	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares (see instructions)       [ ]

11	Percent of Class Represented by Amount in Row 9

	7.641%

12	Type of Reporting Person

	IV, Reporting Person is a private investment company


Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13G is filed by and on behalf of the Reporting Persons (as defined in Item 2) to amend the Schedule 13G relating to the common stock
(the "Common Stock" of the Aspen Group, Inc. (the "Issuer")
"previously filed by the Reporting Persons on October 4,
2016 (the "Schedule 13G"). Except as otherwise provided herein, each Item of the Schedule 13G remains unchanged.

Item 1(a).	Name of Issuer.

	Aspen Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices.

	1660 South Albion Street, Suite 525, Denver, CO 80222

Item 2(a).	Name of Person Filing.

	George Melas-Kyriazi, Manager of Alvin Fund, LLC

Item 2(b).	Address of Principal Business Office or, if none,
Residence.

	215 West 98th Street, Apt 10A, New York, NY 10025

Item 2(c).	Citizenship.

	Alvin Fund, LLC is a Delaware limited liability company

Item 2(d).	Title of Class of Securities.

	Common stock

Item 2(e).	CUSIP Number.
	04530L104

Item 5.		Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

Item 5 (a)-(b) Alvin Fund may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of an aggregate of 1,032,716 shares of Common Stock which represent 7.641% of the Issuer's outstanding shares of Common Stock.

(i) Sole power to vote or direct vote: 1,032,716

(ii) Shared power to vote or direct vote: 0

(iii) Sole power to dispose of or direct the disposition: 1,032,716

(iv) Shared power to dispose of or direct the disposition: 0



Signature


	After reasonable inquiry and to the best of his knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:	April 27, 2017

	Alvin Fund LLC


	/s/ George Melas-Kyriazi
	________________________
	By:  George Melas-Kyriazi
	its:	Manager


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)